FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November 2004

Tyler Resources Inc.

(Translation of registrant's name into English)

#500, 926 - 5th Ave. S.W.

Calgary, Alberta T2P 0N7

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X       Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tyler Resources Inc.

(Registrant)

Date November 12, 2004

“Barbara O’Neill”

Barbara O'Neill, Secretary

Yes             No     X

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Tyler Resources Inc.

2004

Annual Report

MESSAGE TO SHAREHOLDERS

2004 was a pivotal year for Tyler. The consolidation of the Bahuerachi property in a period of improved copper prices and market conditions led to a significant financing. This in turn was followed by an exploration program that dramatically expanded the potential for the Bahuerachi property. The Company will continue to build on this foundation for success.

 The drilling program and related mapping and surface work in the spring of 2004 were significant in several respects. Drilling demonstrated continuity between surface results and mineralization at depth, and confirmed the presence of significant high grade zones. Further extensive surface work indicated the presence of a large system with numerous drill targets. At the conclusion of this program, the management team believes that Bahuerachi is a prospect with world class potential.

Tyler’s strategy for the upcoming year is to build on its knowledge of Bahuerachi. The next exploration program, starting in October 2004, will have several objectives. In addition to further delineation and extension of the known high grade zones to an area in excess of one kilometer in length, drilling will also test the larger lower grade porphyry body. Further surface work will be designed to establish drill targets outside the areas with currently established mineralization. Targets outside the main mineralized area, identified during the 2004 program, will also be drill tested.

Tyler has the project, the people, and the program to make 2005 a very exciting year.

Respectfully submitted on

behalf of the Board of Directors,

“James Devonshire”                                                 “Jean Pierre Jutras”

James Devonshire

Jean Pierre Jutras

Chairman and CEO

President and COO

BAHUERACHI PROPERTY, MEXICO

OWNERSHIP

95%

Option to earn 100%

The Bahuerachi Property is located in Chihuahua State, Mexico.  This year, due to improved base metal markets and available financing, the Property has finally begun to see the amount of work that it merits.  Significant exploration milestones have been achieved with this year’s exploration work on site, including the surface mapping of a mineralized porphyry system much larger than previously thought and the successful drill testing of high grade zones within that porphyry system.

The  2004 Phase 1 program consisted of 1,084 meters of diamond drilling as well as mechanized trenching.  Field work started in March and lasted through to early June 2004.  The program successfully confirmed the extensive and continuous nature of high grade copper, gold, silver and locally zinc bearing breccia and skarn bodies.  These occur locally within, on the edges, and away from the main mineralized porphyry (QFP).  The mineralized intrusive complex, including mineralized sediments, high grade breccia and skarn zones in the core of the complex, has now been outlined at surface over an area in excess of 4 kilometres in strike length with widths varying between 200 metres to in excess of 700 metres. The results to date continue to confirm the presence of mineralization with bulk mining potential in a world class sized porphyry setting at the Bahuerachi Property.

Significant drill intersects for the 2004 drill holes 3 through 12 are presented in the table below.  The drilling has confirmed continuation of the mineralized zones and continues to demonstrate the depth extension of sections sampled at surface.

Drill holes # 3 through 12, significant intervals:

Drill Hole #	From (m)	To (m)	Interval (m)	Copper (%)	Gold (g/t)	Silver (g/t)	Zinc (%)	Rock type
04-BAH-03	28.04	49.38	21.34	3.11	.09	19.42	1.25	breccia pipe/skarn
04-BAH-04	21	79	58	0.72				chalcocite blanket/QFP/breccia skarn
Including	21	45	24	1.16	.02	3.23	.02	chalcocite blanket/skarn/QFP
Including	63	79	16	0.76	.05	9.67	0.60	breccia pipe/skarn
04-BAH-05	14	122.43	108.43	0.63				chalcocite blanket/ QFP/marble/ breccia skarn
Including	14	32	18	0.69	.02	4.83	.14	chalcocite blanket/ skarn/QFP
Including	101.19	122.43	21.24	1.61	0.10	21.39	0.58	breccia pipe/skarn
O4-BAH-06	1.5	37	35.5	3.08	0.14	15.37	0.09	breccia pipe/skarn
04-BAH-07	2.74	44.00	41.26	2.18	.13	15.59	0.11	breccia pipe/skarn
04-BAH-09	12.8	19.1	6.3	0.63	0.05	4.3	0.08	QFP/skarn
	76.6	87.5	10.9	0.63	0.03	6.4	0.11	skarn
04-BAH-10	18.9	31.5	12.6	0.65	0.02	1.3	0.2	seds/skarn
	39.3	49.2	9.9	0.68	0.06	4.4	0.19	skarn
	64.6	76.9	12.3	0.34	.04	2.6	0.07	skarn
04-BAH-11	37.2	60.1	22.9	1.14	0.18	6.9	0.06	sediments/skarn breccia/QFP
including	41.3	51.2	8.9	2.07	0.22	9.6	0.10	skarn breccia

Phase 1 has accomplished its objectives, which were to confirm the continuity and grade of surface mineralization and obtain a better understanding of the geologic controls on mineralized zones. High grade breccia-skarn zones have been traced at surface over a strike length exceeding 1,200 metres, and have been traced by drilling over a strike length of 500 metres, to depths of up to 100 metres.  The average width of this unit in drilling to date is approximately 24 metres and the weighted average grade of drill sections is 2.29% copper, 0.12 g/t gold, 15.9 g/t silver and 0.40% zinc. The breccia unit remains open along strike and at depth.  A supergene enrichment blanket has also been confirmed although its extent remains poorly defined.  Encouraging grades within stockwork veined QFP in the northern part of the area tested during phase 1 include 3.05 metres grading 0.73% copper and 3.05 metres grading 0.18% copper and 0.35 g/t gold at the end of drill hole #11.  Combined with surface chip samples in variably leached intrusion grading 0.51% copper over 24 metres and 36 metres grading 0.40% copper, this provides an excellent porphyry copper target to be tested during Phase 2.

Phase 2 work will include further mechanized trenching and a minimum initial 3,000 to 5,000 metres of drilling to expand the area of present discoveries along strike to the north and south, to the west and at depth.

With continued positive exploration results in a minimum of three extensive mineralized domains, including potentially low-cost heap leachable copper oxide mineralization in sediments, significant high grade polymetallic breccias and a large mineralized porphyry complex, the Bahuerachi prospect is a solid one where ongoing work continues to demonstrate solid potential.

Other targets to be drill evaluated on the property outside of the main porphyry complex include an electromagnetic geophysical conductor, in excess of 1 km in length believed to be related to unexposed sulphide bearing mineralization in the north west corner of the property, the Los Alisos epithermal gold-silver occurrence in the center of the property, and the Mina Mexicana high grade copper-gold bearing skarn/breccia complex located to the immediate south east of areas tested during Phase 1.

Tyler Resources Inc.

Financial Statements

July 31, 2004

Contents

Page

Auditors' Report

1

Balance Sheets

2

Statements of Operations and Deficit

3

Statements of Cash Flows

4

Notes to the Financial Statements

5-11

Auditors' Report

To the Shareholders of

Tyler Resources Inc.

We have audited the balance sheets of Tyler Resources Inc. as at July 31, 2004 and 2003 and the statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards.  Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these financial statements present fairly, in all material respects, the financial position of the Company as at July 31, 2004 and 2003 and the results of its operations and cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

“Grant Thornton LLP”

Calgary, Alberta                                                        Grant Thornton LLP

October 12, 2004                                                       Chartered Accountants

1

Tyler Resources Inc.
Balance Sheets
July 31	2004	2003

ASSETS
Current
Cash and cash equivalents	$2,344,456	$7,977
Accounts receivable	12,711	11,307
Prepaids	6,304	3,826
Marketable securities Note 3	2,410	29,000
	2,365,881	52,110

OTHER ASSETS Note 4	39,741	6,241
CAPITAL ASSETS Note 5	49,736	-
MINERAL PROPERTIES Note 6	5,683,983	4,902,119

	$8,139,341	$4,960,470

LIABILITIES
Current
Accounts payable and accrued liabilities	$29,011	$171,068
Related party payables and accrued liabilities Note 13	19,487	80,770
Demand notes payable to related parties Note 7	-	67,065

	48,498	318,903

SHAREHOLDERS’ EQUITY

CAPITAL STOCK Note 8
Authorized:
i) an unlimited number of common voting shares
ii) an unlimited number of preferred shares
Issued:
68,431,439 common shares, (July 31, 2003-38,294,939)	13,051,242	9,050,246
CONTRIBUTED SURPLUS Note 9	593,050	-
DEFICIT	(5,553,449)	(4,408,679)

	8,090,843	4,641,567

	$8,139,341	$4,960,470

On behalf of the Board

“Gregory Smith	Director	“James Devonshire”	Director
Gregory Smith		James Devonshire

See accompanying notes to the financial statements.

Tyler Resources Inc.

Statements of Operations and Deficit

Years Ended July 31

	2004	2003

REVENUE
Interest and other	$25,460	$5,063
Overhead recoveries	9,224	5,539

	34,684	10,602

EXPENSES
General and administrative	234,629	99,282
Professional fees	36,286	13,759
Reporting to shareholders	13,228	8,990
Stock exchange, filing and transfer agent fees	30,005	17,934
Stock-based compensation Note 11	596,000	-
Depreciation	8,594	-

	918,742	139,965

LOSS FOR THE YEAR BEFORE THE UNDERNOTED	(884,058)	(129,363)
Mineral property proceeds in excess of mineral
property costs	-	37,000
Abandonment and write-down of mineral properties	(261,959)	(45,818)
Write-down of marketable securities	(563)	-
Gain on sale of investments	1,810	4,277

NET LOSS	(1,144,770)	(133,904)

DEFICIT, beginning of year	(4,408,679)	(4,274,775)

DEFICIT, end of year	$(5,553,449)	$(4,408,679)

LOSS PER SHARE
Basic and diluted	$(0.02)	$(0.00)

WEIGHTED AVERAGE NUMBER OF SHARES
Basic and diluted	51,960,480	37,567,816

See accompanying notes to the financial statements.

Tyler Resources Inc.
Statements of Cash Flow
Years Ended July 31	2004	2003

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

OPERATING ACTIVITIES
Interest and other income received	$34,684	$10,602
Cash operating expenses	(347,066)	(66,272)
	(312,382)	(55,670)

INVESTING ACTIVITIES
Mineral property expenditures	(1,034,307)	(199,897)
Option receipts net of finders’ fee	42,500	-
Arbitration settlement	546,247	-
Capital asset expenditures	(58,330)	-
	(503,890)	(199,897)

FINANCING ACTIVITIES
Private placement proceeds net of issue costs	3,068,296	100,000
Exercise of warrants and options	129,750	-
Demand notes payable	(67,065)	67,065
Proceeds on disposal of assets	27,837	51,022
Interest paid on notes payable	(6,067)	-

	3,152,751	218,087

INCREASE (DECREASE) IN CASH AND
CASH EQUIVALENTS	2,336,479	(37,480)

CASH AND CASH EQUIVALENTS:

Beginning of year	7,977	45,457

End of year	$2,344,456	$7,977

Supplementary information:

Interest and taxes

-Cash interest payments of $6,067 were made during the year ended July 31, 2004, ($1,400 - July 31, 2003).

-No cash was expended on income taxes during the years ended July 31, 2004 or July 31, 2003.

Non-cash transactions

-During the year ended July 31, 2004, the company purchased a mineral property interest for $800,000, issuing 13,336,000 of its capital stock as consideration. (Note 6)

-During the year ended July 31, 2004, pursuant to an option agreement, the Company received 100,000 shares and 50,000 warrants in Majescor Resources Inc. valued at $33,500 based on the trading price of the shares on the transaction date. (Note 6)

-During the year ended July 31, 2003, the Company received shares in publicly traded companies in exchange for the sale of geophysical data.  The transactions were valued at $37,000 based on the trading price of the shares on the transaction date.

See accompanying notes to the financial statements.

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

1.

Nature of operations

Tyler Resources Inc. is engaged in the business of mineral exploration and development.  Since inception, the efforts of the Company have been devoted to the acquisition, exploration and development of mineral properties.  To date the Company has not received any revenue from mining operations and is considered to be in the development stage.

Mineral properties are recognized in these financial statements in accordance with the accounting policies outlined in Note 2.  Accordingly, their carrying values represent costs incurred to date, net of recoveries, abandonments and write-downs, and do not necessarily reflect present or future values.  The recoverability of these amounts is dependent upon the existence of economically recoverable mineral reserves; the acquisition and maintenance of appropriate permits, licenses and rights; the ability of the Company to obtain necessary financing to complete the development of properties where necessary, and upon future profitable operations; or alternatively, upon the Company’s ability to recover its costs through a disposition of its interests.

2.

Summary of significant accounting policies

a)

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets, such as resource properties (see Note 1), and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

b)

Cash and cash equivalents

Cash and cash equivalents includes bank and brokerage deposits and term deposits and treasury bills with maturities equal to or less than 90 days.

c)

Mineral properties

Costs relating to the acquisition, exploration and development of mineral properties are capitalized on an area of interest basis.  These expenditures will be charged against income, through unit of production depletion, when properties are developed to the stage of commercial production.  If an area of interest is abandoned or management determines that there is a permanent and significant decline in value, the related costs are charged to operations.  The Company reviews the carrying values of mineral property interests on a quarterly basis by reference to the project economics, including the timing of the exploration and/or development work, the work programs and exploration results experienced by the Company and others, and the extent to which optionees have committed, or are expected to commit to, exploration on the property.  When it becomes apparent that the carrying value of the property exceeds its estimated net recoverable amount based on the foregoing criteria, an impairment provision is made for the other than temporary decline in value.

Where the Company’s exploration commitments for an area of interest are performed under option agreements with a third party, the proceeds of any option payments under such agreements are applied to the area of interest to the extent of costs incurred.  The excess, if any, is credited to operations.  Option payments made by the Company are recorded as mineral property costs.  Options are exercisable entirely at the discretion of the optionee and accordingly, are recorded as mineral property costs or recoveries when the payments are made or received.

d)

Capital assets

Capital assets are recorded at historical cost.  The declining-balance method is used to calculate depreciation at rates of 10% to 30%.

d)

Flow-through common shares

Resource expenditure deductions for income tax purposes related to exploration and development activities funded by flow-through share arrangements are renounced to investors in accordance with income tax legislation.  Future income tax liability is increased and capital stock is reduced by the estimated tax benefits transferred to shareholders.

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

2.

Summary of significant accounting policies (Continued)

f)

Joint interests

Certain of the Company's exploration and development activities are conducted jointly with others.  These financial statements reflect only the Company's proportionate interest in such activities. Although the Company holds certain interests in mineral properties through joint venture agreements, none of its operations are carried on through joint venture entities.

g)

Marketable Securities

Marketable securities consist of portfolio investments carried at the lessor of cost and market value.  They are classified as a current asset as they are capable of reasonably prompt liquidation.

h)

Investments

Portfolio investments are carried at cost, less a provision for declines in value that are considered to be other than temporary.

i)

Earnings (Loss) per share

Basic earnings (loss) per common share is computed by dividing the net earnings (loss) by the weighted average number of common shares outstanding for the year.  Diluted per share amounts reflect the potential dilution that could occur if securities or other contracts to issue common shares were exercised or converted to common shares.  For the years presented this calculation proved to be anti-dilutive.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments.  Under the treasury stock method only “in-the-money” dilutive instruments impact the dilution calculations.

j)

Stock-Based Compensation

Effective August 1, 2002, in accordance with the recommendations of the Canadian Institute of Chartered Accountants, (CICA), the Company prospectively adopted, with no restatement or disclosure pertaining to awards granted prior to August 1, 2002, new rules for the accounting for, and disclosure of, stock-based compensation.

The recommendations of the CICA establish financial accounting and reporting standards for stock-based compensation plans as well as transactions in which an entity issues its equity instruments to acquire goods or services from non-employees.  The Company has elected to follow the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost.  The fair value is determined using an option-pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

k)

Income taxes

Income taxes are recorded using the liability method of tax allocation.  Future income taxes are calculated based on temporary timing differences arising from the difference between the tax basis of an asset or liability and its carrying value using tax rates anticipated to apply in the periods when the timing differences are expected to reverse.  The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs.  To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

l)

Foreign currency translation

Monetary assets and liabilities are translated into Canadian dollars at the balance sheet date rate of exchange and non-monetary assets and liabilities are translated at historical rates.  Revenues and expenses are translated at appropriate transaction date rates.  Gains and losses in translation are included in income.

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

2.

Summary of significant accounting policies (Continued)

m)

Financial instruments

The fair market value of the cash and cash equivalents, accounts receivable, notes payable, accounts payable and accrued liabilities approximate their carrying values as a result of the short-term nature of the instruments and/or the variable interest rate associated with the instrument.  Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency, or credit risks arising from these financial instruments.

n)

Reclamation costs

The Company’s activities have primarily been focused on exploration directed toward the discovery of mineral resources.  When it is determined that a future reclamation cost is likely, and the amount can be reasonably estimated, the costs thereof will be accrued.

3.

Marketable securities

	2004			2003
	Number of Shares	Fair Value	Book Value	Number of Shares	Fair Value	Book Value
Northern Abitibi Mining Corp.	60,000	$2,400	$2,400	200,000	$18,000	$10,000
Earth Star Diamonds Ltd.	39	10	10	47,619	11,000	9,000
Cantech Ventures Inc.	-	-	-	208,125	6,000	10,000
		$2,410	$2,410		$35,000	$29,000

The Company owns less than 10% of the total outstanding common shares of each of the above-noted companies.  Northern Abitibi Mining Corp. is related by virtue of certain common officers and directors.

4.

Other Assets

	2004	2003
Long-term investments:
Majescor Resources Inc. (fair value $21,000)	$33,500	$-
Long-term prepaid expense	6,241	6,241
	$39,741	$6,241

During the year ended July 31, 2004 the Company received 100,000 common shares and 50,000 purchase warrants of Majescor Resources Inc. as an option payment on the Carat and Kelsey mineral properties.  The warrants may be exercised at $0.40 per share to March 5, 2007. The Company held all of these shares and warrants at July 31, 2004.

5.

Capital Assets

	July 31, 2004	July 31, 2003

Cost	$58,330	$-
Accumulated amortization	8,594	-
Net book value	$49,736	$-

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

6.

Mineral properties

		Saskatchewan	Northwest Territories		Mexico	Nunavut	Other
2004 Exploration and development expenditures:	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni
Balance July 31, 2003	$3,707,687	$1,743,802	$ 723,892	$ (25,645)	$1,048,902	$ 203,593	$ 13,143
Geological consulting	137,254	357	1,813	-	132,331	2,753	-
Drilling	219,652	-	-	-	219,652	-	-
Camp costs	36,637	-	-	-	36,637	-	-
Site preparation	107,350	-	-	-	107,350	-	-
Project field costs	105,439	-	-	-	105,439	-	-
Geophysical	85,577	-	-	-	85,577	-	-
Geochemical	34,036	-	-	-	34,036	-	-
Taxes and property maintenance	36,538	-	-	-	36,538	-	-
Miscellaneous	(1,137)	-	-	-	4,644	-	(5,781)
Legal expenditure-arbitration	28,459	-	28,459	-	-	-	-
Finder’s fee Majescor option	7,500	-	7,500	-	-	-	-
Option payments	(83,500)	-	(80,974)	(2,526)	-	-	-
Arbitration settlement	(546,247)	-	(546,247)	-	-	-	-
Write-offs and abandonments	(206,346)	-	-	-	-	(206,346)	-
Balance July 31, 2004	3,668,899	1,744,159	134,443	(28,171)	1,811,106	-	7,362

Property acquisition costs:
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Costs incurred	876,264	-	-	-	875,246	92	926
Abandonments and write-offs	(55,612)	-	-	-	-	(55,612)	-
Balance July 31, 2004	2,015,084	637,844	217,941	28,171	1,123,859	-	7,269
Total mineral properties July 31, 2004	$5,683,983	$2,382,003	$352,384	$ -	$2,934,965	$ -	$ 14,631

		Saskatchewan	Northwest Territories		Mexico	Nunavut	Other
2003 Exploration and development expenditures:	Total	Weedy Lake	Carat	Kelsey	Bahuerachi	Keni
Balance July 31, 2002	$3,449,540	$1,743,702	$ 443,478	$ (27,665)	$1,026,583	$ 227,505	$ 35,937
Geological consulting	57,960	-	28,514	2,020	23,043	4,383	-
Geochemical	12,095	-	-	-	-	12,095	-
Legal expenditure-arbitration	247,949	-	247,949	-	-	-	-
Camp cost recovery	(22,500)	-	-	-	-	(22,500)	-
Field and miscellaneous	3,327	100	3,951	-	(724)	-	-
Write-offs and abandonments	(40,684)	-	-	-	-	(17,890)	(22,794)
Balance July 31, 2003	3,707,687	1,743,802	723,892	(25,645)	1,048,902	203,593	13,143

Property acquisition costs:
Balance July 31, 2002	1,167,779	637,844	217,941	28,171	221,466	51,770	10,587
Costs incurred	31,787	-	-	-	27,147	3,750	890
Write-offs and abandonments	(5,134)	-	-	-	-	-	(5,134)
Balance July 31, 2003	1,194,432	637,844	217,941	28,171	248,613	55,520	6,343
Total mineral properties July 31, 2003	$4,902,119	$2,381,646	$941,833	$ 2,526	$1,297,515	$ 259,113	$ 19,486

Nunavut

During the year ended July 31, 2004, the Company and its joint venture partner, Northern Abitibi Mining Corp., returned the Keni property to the vendors and wrote-off the capitalized costs of approximately $262,000.  Management determined that initial explortion results did not warrant expending further option payments on the property.

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

6.

Mineral properties (continued)

Mexico

The Company’s principal exploration property in Mexico is Bahuerachi.    During the year ended July 31, 2004, the Company acquired a 40% interest in the Bahuerachi mineral property from CDG Investments Inc. (CDG), a Company related by virtue of certain common officers and directors.  The Company issued 13,336,000 shares at $0.06 per share in payment of the $800,000 purchase price.  The price was negotiated and agreed to by independent committees of the board of directors of both companies and came within the range of values assigned to the property by an independent geological consulting firm.  The transfer price represented both the cost of the property on the books of CDG on the transaction date and the approximate fair value of the property.

Subsequent to the acquisition the Company incurred sufficient exploration expenditures, subject to verification by the vendor, to earn a 95% interest in the property.  The Vendor’s 5% interest is convertible into a 10% net profits interest.  The 5% interest or 10% net profits interest, as the case may be, may be purchased by the Company for $700,000 U.S.

Pursuant to the option agreement the Company is required to pay $50,000 U.S. annually to the optionee until the property commences production.

Northwest Territories

Carat and Kelsey

The Carat property, in which the Company has a 30% interest, was subject to an option agreement with Diamondex Resources Ltd. (Diamondex).  Pursuant to the option agreement, Diamondex earned a 70% interest in the property by incurring $2,000,000 of exploration expenditures and issuing 200,000 common shares to the Company.

During the year ended July 31, 2004, pursuant to an Arbitration decision, the Company received $261,572 plus interest of $11,654, as reimbursement of joint venture over-expenditures associated with the Carat Joint Venture.  The Company also received $284,675 as reimbursement for legal and other costs incurred regarding the arbitration.  The awards were credited to the Carat property where the original property and arbitration costs had been capitalized.  The interest has been included in “interest and other” in the statement of operations.

The Company has a 33% interest in the Kelsey property with Diamondex holding the remaining 67%.  Diamondex earned its interest in the property by incurring in excess of $825,000 in exploration costs, issuing 200,000 of its common shares to the company, and making cash payments aggregating $40,000.

The Company has granted Majescor Resources Inc., (Majescor), an option to acquire its approximate 30% and 33% interests, subject to a net profits interest retained by the Company of approximately 8%, in the Carat and Kelsey diamond exploration joint ventures respectively.  In order to purchase the interests Majescor will be required to pay the Company $300,000 in cash and issue 300,000 common shares and 200,000 warrants to the Company over the course of two years.  The warrants will be exercisable at prices ranging from $0.40 per share to $0.55 per share and will expire within two to three years of the warrant issue dates.  To July 31, 2004, the Company has received 100,000 Majescor shares, 50,000 share purchase warrants exercisable at $0.40 per share to March 4, 2007 and $50,000 in cash.

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

6.

Mineral properties (continued)

Saskatchewan

The Company has a 50.1% interest in the Weedy Lake property.  During fiscal 2002 the Company entered into an option agreement with Golden Band Resources Inc. (Golden Band), whereby Golden Band can earn 50% of the company’s interest, (a 25.5% interest in the property).  In order to earn the interest Golden Band must incur cumulative exploration expenditures of:  $100,000 by December 31, 2002; $200,000 by December 31, 2003; $300,000 by December 31, 2004 and $1,500,000 by December 31, 2005.  Upon completion of the option terms, the Company may convert its remaining 25.05% interest into a 0.5% net smelter returns royalty or continue to participate in the joint venture.  Golden Band has been notified by the Company that it is in default of its earn-in commitments.  The Company believes it can negotiate a sale to Golden Band or arrange different farm-out terms.

7.

Demand notes payable to related parties

	2004	2003

Due to related company, bearing interest at 10% per annum *	$ -	$13,580
Due to related company, bearing interest at 12% per annum*	-	11,411
Due to officers’ companies, bearing interest at 12% per annum	-	42,074
	$ -	$67,065

During the year ended July 31, 2004 an additional $10,000 was advanced to the Company by an officer’s company.  The notes aggregating $77,065 and accrued interest of $6,067 were fully  repaid during the current year.

8.

Capital stock

a)

Common shares issued:

	2004		2003
	Number of	Stated	Number of	Stated
	Shares	Value	Shares	Value
Balance, beginning of year	38,294,939	$9,050,246	36,219,939	$8,946,496
Issued for acquisition of
mineral properties	13,336,000	800,000	75,000	3,750
Issued for cash:
Private placements (net of
of issue costs of $332,454;
2003 - $Nil)	15,503,000	3,068,296	2,000,000	100,000
Exercise of stock options	277,500	30,700	-	-
Exercise of warrants	1,020,000	102,000	-	-
Balance, end of year	68,431,439	$13,051,242	38,294,949	$9,050,246

During December, 2003 the Company completed a private placement of 2,500,000 units at $0.06 per unit.  Each unit was comprised of one common share and one share purchase warrant with the attributes described in note 8(b)(i) below.  During March, 2004 the Company completed a brokered private placement of 13,003,000 units at $0.25 per unit.  Each unit was comprised of one common share and one-half of a share purchase warrant with the attributes described in note 8(b)(i) below.  Officers, directors or their immediate family subscribed to 313,333 units of the December, 2003 private placement and 125,000 units of the March 2004 private placement.  Pursuant to the brokered private placement the Company granted Agents’ Options whereby the Agents may acquire 1,040,240 Units at $0.25 per unit until September 16, 2005.   The Agent Units are comprised of 1,040,240 common shares and 520,120 warrants which may be exercised at $0.35 per share to acquire 520,120 common shares to September 16, 2005.  At July 31, 2004 no Agents’ Options have been exercised.

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

8.

Capital stock (continued)

During the year ended July 31, 2003, the Company completed a private placement of 2,000,000 units at $0.05 per unit for proceeds of $100,000.  Officers of the Company subscribed to 300,000 of the total units.  Each unit was comprised on one common share and one-half of a non-transferable share purchase warrant.  Each whole purchase warrant was exercisable at $0.10 per share to December 2, 2004.  All warrants were exercised during the year ended July 31, 2004.

b)

Stock options and warrants:

i)

Warrants

The following summarizes warrants outstanding at the respective year-ends:

	Number of Shares
Expiry Date	2004	2003	Exercise Price
December 2, 2004	-	1,000,000	$0.10
Decmeber 23, 2004	2,480,000	-	$0.10
September 16, 2005	6,501,500	-	$0.35
	8,981,500	1,000,000

Warrants to purchase 2,500,000 common shares at $0.10 per share, expiring December 23, 2004 were issued pursuant to the private placement on December 23, 2003 and 2,480,000 are outstanding at July 31, 2004.  Officers, directors, or their immediate family own 313,333 of these warrants.  Further, warrants to purchase 6,501,500 common shares at $0.35 per share to September 16, 2005 were issued pursuant to the March, 2004 private placement.  Officers and directors of the Company hold 62,500 of these warrants.

ii)

Employee and Consultant Options Outstanding

	Number of Shares
Expiry Date	2004	2003	Price
January 23, 2006	1,057,500	1,285,000	$0.10
January 29, 2007	75,000	75,000	$0.12
July 22, 2007	1,500,000	-	$0.35
December 15, 2008	2,190,000	-	$0.10
January 29, 2009	1,500,000	-	$0.20
	6,322,500	1,360,000

The Company has an option plan, (the Plan), under which up to 10% of the issued and outstanding common shares are reserved for issuance.  Under the Plan, the options that have been granted expire at the earlier of five years from the grant date or such date as the Directors determine, and not more than 60 days from the date from which the optionee ceases to be a director, officer, employee or consultant.  The exercise price of the options granted under the Plan will not be less than that from time to time permitted under the rules of any stock exchange or exchanges on which the shares are then listed, which price reflects trading values at the time.   Options issued and outstanding at the respective year-ends vested immediately.  Refer also to note 8(a) re. Agents’ Options.

iii)

Option Transactions

	Number	Weighted-Average
	of Options	Exercise Price
As at July 31, 2002	1,900,000	$0.10
Expired	(540,000)	$0.10
As at July 31, 2003	1,360,000	$0.10
Granted	5,240,000	$0.20
Exercised	(277,500)	$0.10
As at July 31, 2004	6,322,500	$0.18

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

9.

Contributed Surplus

Balance July 31, 2003	$-
Stock Option Benefit (note 11)	596,000
Options exercised during the period	(2,950)
Balance July 31, 2004	$593,050

10.

Segmented disclosures

a)

Mineral properties by significant geographic segment are as follows:

	2004	2003
Canada	$2,734,387	$3,590,694
Mexico	2,949,596	1,311,425
	$5,683,983	$4,902,119

b)

With the exception of write-offs and abandonments of Mexican properties in 2004 of $Nil (2003 - $7,824), all gross revenues and the net losses are attributed to Canadian operations.  With the exception of mineral properties noted above, net identifiable assets at the respective year-ends were associated with Canadian operations.

11.

Stock-based compensation

The Company follows the “fair value” method of accounting for stock-based compensation arrangements, whereby the fair value of the stock options at the date of grant is recorded as compensation cost and a credit to contributed surplus.  The fair value is determined using an option–pricing model that takes into account the exercise price and expected life of the option, the current price of the underlying stock, its expected volatility, the expected dividends on the stock, and the current risk-free interest rate for the expected life of the option.

Stock options granted during the year ended July 31, 2004 were valued at $596,000 in accordance with the Black-Scholes Option Pricing Model using the following assumptions:

Number of Options	2,240,000	1,500,000	1,500,000
Grant date	Dec. 16, 2003	Jan. 30, 2004	July 21, 2004
Exercise price	$0.10	$0.20	$0.35
Expected stock price volatility	130.47%	130.79%	101.50%
Risk-free interest rate	3.93%	3.65%	4.00%
Expected option life	5 years	5 years	3 years
Expected divdend yield	-	-	-

12.

Income taxes

a)

Following is a reconciliation of income taxes calculated at statutory rates to the actual income taxes recorded in the accounts:

	2004	2003
Computed expected tax recovery at a combined
Provincial and Federal rate of 34% (2003–38%)	$389,000	$51,000
Effect on income taxes resulting from:
Non-deductible expenses	(204,000)	-
Deductible capital items	24,000	-
Non-recognition of losses and future tax
benefits for financial statement purposes	(209,000)	(51,000)
Future income tax recovery	$-	$-

Tyler Resources Inc.

Notes to the Financial Statements

July 31, 2004

12.

Income taxes (continued)

Tax value of resource properties in excess of book value	$94,000	$2,000
Non-capital losses carried forward for income tax purposes	302,000	230,000
Investments with tax values exceeding book values	13,000	25,000
Share issue costs deductible for tax purposes	92,000	5,000
	501,000	262,000
Less valuation allowance	(501,000)	(262,000)
Future income tax asset	$-	$-

b)

The Company has incurred non-capital losses for income tax purposes of approximately $887,000 expiring at the following dates:

2005	$90,000
2006	$33,000
2007	$100,000
2009	$180,000
2010	$135,000
2011	$349,000

c)

At July 31, 2004, the Company has the following approximate amounts available which may be deducted, at the rates indicated, in determining taxable income of future years.

	Amount	Rate
Canadian exploration expense	$1,704,000	100%
Canadian development expense	$906,000	30%
Foreign exploration and
development expense	$3,340,000	10%
Cumulative eligible capital	$150,000	7%
Undepreciated capital cost	$62,000	10%-30%

13.

Related party transactions and commitments

Companies, related by virtue of certain common officers and directors, and corporations in which certain of the Company’s officers or directors are shareholders, have provided services for consideration summarized below:

	2004	2003
Geological and exploration	$117,000	$56,000
Direct administrative	137,000	40,000
Office lease and operating	22,000	22,000
	$276,000	$118,000

The amounts due to related parties at July 31, 2004 and July 31, 2003 relate to the above amounts that were unpaid at year-end.

Related party transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

Included in revenue are overhead recoveries of $9,000 (2003 - $6,000) charged to companies related by virtue of certain common officers and directors.

Pursuant to a sublease agreement, with a company related by virtue of certain common officers and directors, the Company is committed to make base rent payments aggregating $19,440 per year for fiscal years 2005 and 2006 and $8,160 in 2007.  In addition, the Company is committed to pay its share of annual associated operating costs, which aggregated $9,600 for the year ended July 31, 2004.

See also notes 3, 6, 7 and 8.

CORPORATE INFORMATION

Head Office:

Legal Counsel:

Suite 500, 926-5th Avenue S.W.

            TingleMerritt LLP

Calgary, Alberta, T2P 0N7

1250 Standard Life Building

Ph: 403-269-6753

639-5th Avenue S.W.

Fax: 403-266-2606

Calgary, Alberta, T2P 0M9

Directors:

Graubard Miller

6000 Third Avenue

Lesley Hayes

*

New York, NY 10016-2097

James Devonshire

Jean Pierre Jutras

Bank:

Gregory Smith *

Shane Ebert *

HSBC Bank of Canada

* Audit Committee

333-5th Avenue S.W.

Calgary, Alberta, T2P 0N7

Officers:

Auditors:

James Devonshire, Chairman and CEO

            Grant Thornton LLP

Jean Pierre Jutras, President and COO

            Suite 1000, 112-4th Avenue S.W.

Regan Chernish, Vice-President Exploration

Calgary, Alberta, T2P 0H3

Barbara O’Neill, Secretary

Transfer Agent & Registrar:

            Listed:

Computershare Trust Company of Canada

TSX Venture Exchange

#600, 530-8th Avenue S.W.

Calgary, Alberta, T2P 3S8

Website:

Symbol:

www.tylerresources.com

TYS

Email:

inquiries@tylerresources.com